Exhibit 99.286

Nextech AR Joins the Interactive Advertising Bureau’s (IAB) Augmented Reality (AR) Board

●	The Interactive Advertising Bureau is the leading trade association advocating the value of the interactive advertising industry to legislators and policymakers.
●	The successful launch of Nextech’s 3D/AR ad network positions the Company to become a new power player in the AR digital ad ecosystem.

Vancouver, B.C., Canada – March 4, 2021 – Nextech AR Solutions (“Nextech'' or the “Company”) (OTCQB: NEXCF) (NEO: NTAR.NE) (CSE: NTAR) (FSE: N29), a diversified leading provider of virtual and augmented reality (AR) experience technologies and services for eCommerce, education, advertising, conferences and events, today announced that the Company has joined the Interactive Advertising Bureau (IAB) AR Board, the leading trade association with more than 650 leading media companies, brands, and technology firms responsible for selling, delivering, and optimizing digital ad marketing campaigns.

AR advertising is at its inflection point with several retailers and eCommerce companies expected to prioritize their investments into AR eCommerce and AR advertising. Nextech already has AR technology in the marketplace and has established measurements to measure engagement data and conversion data to deliver ROI on AR ads to its customers. With this board membership at IAB, Nextech will work along with industry peers to build industry standards for AR creative formats, performance benchmarking, measurement standards and privacy considerations.

Through the work of its public policy office in Washington, D.C., IAB advocates for its members and promotes the value of the interactive advertising industry to legislators and policymakers. The AR Board’s mission is to inspire brands to discover new immersive ways to reach audiences and unlock the value of AR through defining best practices and standards.

Zoe Soon, Vice President, Experience Center at IAB, comments:

“Accelerated by our new socially-distanced reality and buoyed by the rollout of 5G networks, AR is set to become the next frontier of advertising. I’m excited to welcome Nextech AR Solutions to the IAB AR Board where our mission is to help brands connect with consumers in more immersive ways. Nextech AR Solutions is a great addition to our group of industry leaders because with their eCommerce and virtual events solutions they are helping brands reimagine ways to solve consumer problems and provide utility.”

The Nextech Advertising Network team has been laser-focused on building a powerful, in-house advertising network for advertisers, brands, and sponsors, which has already begun to generate significant ROI for the company, its advertising customers, and shareholders. Nextech’s 3D/AR Ad Network enables the Company to gather first party data of online and offline purchase data, demonstrating the full impact of these advertising programs.

Hareesh Achi, President of the Advertising at Nextech AR, comments:

“Joining the IAB’s AR Board is another indication of Nextech AR’s investment in becoming the leader in the emerging AR/3D ad industry. As members, we will be able to participate in a variety of industry-facing committees which are responsible for creating industry standards and best practices, in addition to providing Nextech with an opportunity to showcase our own technology and insights. The growth in online eCommerce has created opportunities for brands and products to differentiate through immersive digital experiences and foundationally transform how they reach their target audience through online advertising. Nextech’s AR technology, virtual events platform and AR ads are going to enable the industry for this advertising digital transformation in not only reaching the audiences but also enabling that product or brand interaction with its audiences”.

To learn more about Nextech AR, please visit www.Nextechar.com

About IAB

The Interactive Advertising Bureau empowers the media and marketing industries to thrive in the digital economy. Its membership comprises more than 650 leading media companies, brands, and the technology firms responsible for selling, delivering, and optimizing digital ad marketing campaigns. The trade group fields critical research on interactive advertising, while also educating brands, agencies, and the wider business community on the importance of digital marketing. In affiliation with the IAB Tech Lab, IAB develops technical standards and solutions. IAB is committed to professional development and elevating the knowledge, skills, expertise, and diversity of the workforce across the industry. Through the work of its public policy office in Washington, D.C., the trade association advocates for its members and promotes the value of the interactive advertising industry to legislators and policymakers. Founded in 1996, IAB is headquartered in New York City.

Recent Company Highlights:

●	March 2, 2021: The Company announced the launch of its Ad Network. The company is utilizing its owned and operated virtual event platforms audience which hosts thousands of specialized events allowing for targeted ads similar to Facebook; serving up high value ads based on people's interests, behaviors, location, and demographics.
●	February 23, 2021: The Company announced that First Lady Jill Biden was the keynote speaker on its Virtual Experience Platform (VXP) which was selected to host the Student Veterans of America’s (SVA) 2021 National Conference.
●	February 17, 2021: The Company announced that its Virtual Experience Platform (VXP) will host this year’s virtual Ontario Dental Association’s Annual Spring Meeting taking place May 6-8, 2021.
●	February 16, 2021: The Company announced it has hired Zak Mcleod formerly of Fastly: FSLY as Senior Director of Sales – EMEA. The company is also pleased to announce that Rory Ganness formerly of Salesforce.com : CRM has joined the Nextech team as Director of Enterprise Sales-North America.
●	February 10, 2021: The Company announced the launch of version 2.0 of its AiR Show app, an application that turns your favorite music artist into a ‘live’ hologram that you can interact with in your living room, providing an immersive and engaging AR experience.
●	February 9, 2021: The Company announced that its Virtual Experience Platform (VXP) will host this year’s virtual Canadian Surgery Forum (CSF) taking place September 21-24, 2021.
●	February 8, 2021: The Company announced the launch of new standardized chat features within its Virtual Experience Platform /VXP) and recently-launched ARoom collaborative streaming solution. Nextech will also offer the chat platform, as a stand-alone SaaS service externally, increasing the company's revenue potential for 2021.
●	February 3, 2021: The Company announced that the Canadian Dairy XPO (CDX) has selected Nextech AR’s Virtual Experience Platform (VXP) to host its 2021 trade show, taking place virtually on April 7-8, 2021.
●	February 1, 2021: The Company announced that it has been invited to Microsoft’s Global Education Partner Summit (GEPS), taking place virtually on February 8-10, 2021.
●	January 29, 2021: The Company announced Society of Physician Leaders (CSPL) has selected Nextech AR’s Platform to host this year’s Canadian Conference on Physician Leadership (CCPL) taking place April 26-29, 2021.
●	January 26, 2021: The Company announced in partnership with ARB Meetings and Events it has signed a six-figure annual contract to supply its InfernoAR video conferencing and virtual events platform to NAMD.
●	January 25, 2021: The Company announced that Strategic Site Selection (SSS), a 15 year old site selection leader in the meeting and events industry, has selected Nextech AR as a preferred channel partner, making Nextech’s industry leading virtual experience platform and services available to SSS clients.
●	January 20, 2021: The Company announced that Microsoft’s Azure Cloud Services platform will be a standard offering across its virtual experience platforms and consumer apps enabling hyper-scalable, secure, and immersive events and applications for users.
●	January 15, 2021: Company has signed a renewal agreement with Poly with an initial value of $470,000 for a six-month term and the potential for additional revenue after the six months.
●	Record Q4 2020 Total Bookings of $7.3 million +275% growth over the same period last year
●	CEO Evan Gappelberg purchased 250,000 shares. This purchase brings his 2020 purchased shares to 1,279,885 common shares of Nextech.
●	Announced the launch of its ground-breaking “Genie in a Bottle” human hologram AR marketing platform and new eCommerce store for its TruLyfe brand of human supplements.
●	Announced that it is expanding its services into the Asia-Pacific market after establishing a presence in Singapore. To support this expansion, Nextech has hired Yau Boon Lim, a technology industry veteran with over 25 years’ experience in strategy, planning, marketing, operations, and business management for various industries in the Asia Pacific market. Lim has held leadership positions within global enterprise technology companies, driving marketing and strategies for blue chip global tech companies, including IBM where he led marketing management, Motorola where he was Head of Strategy and Planning, and SAP where he was Vice President of Marketing for the Asia Pacific market. Lim is based out of Singapore.
●	Coex chooses Nextech as its hybrid virtual event platform partner. Coex is a global leader in Meetings, Incentives, Conferences & Events (MICE); it hosts over 200 exhibitions and 3,000 meetings & events in-house each year in Korea at the Coex convention and exhibition center. Coex also organizes numerous exhibitions throughout Korea and abroad, with international reach in Vietnam, Indonesia, and China.
●	The Canadian Society of Nephrology (CSN) has chosen Nextech AR’s Virtual Experience Platform (VXP) to host its 2021 Annual General Meeting, taking place May 10-13.
●	Launched a new collaborative streaming solution with AI and AR enhancements, that integrates with its existing Virtual Experience Platform (VXP) and its ARitize SaaS offerings.

About Nextech AR

Nextech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

Virtual Experience Platform (VXP): An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. With Nextech’s VXP platform having augmented reality, AI, end-to-end encryption, and built-in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. Nextech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its ARitize white label app, its ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: The ad platform will be the AR industry's first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads on its owned and operated digital properties.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

On behalf of the Board of Nextech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@Nextechar.com

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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